UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One):         [_] Form 10-K            [_] Form 20-F            [_] Form 11-K
[X] Form 10-Q            [_] Form N-SAR

For Period Ended: September 30, 2002

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KFX Inc.

Full Name of Registrant

Former Name if Applicable

3300 East First Avenue, Suite 290

Address of Principal Executive Office (Street and Number)

Denver, CO 80206

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the information for the timely presentation of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 due to the fact that the Registrant requires additional time to gather and compile the financial and other information required to prepare such Quarterly Report. The Registrant is in the process of gathering and compiling such information and will file such Quarterly Report as soon as practically possible.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Patrick Flaherty	440	358-7740
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes    [ ] No

(3)
Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects significant changes in its results of operations for the nine-month period ended September 30, 2002 compared to the nine-month period ended September 30, 2001 due to (a) an increase in Pegasus revenues, (b) an increase in operating loss due to expenses related to stock appreciation rights offset by a decrease in depreciation and amortization expenses, (c) the recognition of expense related to the reduction in the conversion price of Debentures and (d) the recognition of expense related to the issuance of warrants in conjunction with private placements of KFx common stock on March 28, April 30, July 1, July 19 and August 21, 2002. The extent of the changes in the results of operations cannot be quantified with any reasonable certainty at this time.

	Nine Months Ended 9/30/02	Nine Months Ended 9/30/01
Operating revenues	$3,710,000	$1,883,000
Operating loss	$(6,797,000)	$(6,439,000)
Net loss available to Common Stockholders	$(36,717,000)	$(9,513,750)
Basic and diluted earnings per share	$(1.08)	$(.37)

KFX Inc.

Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2002	By Patrick S. Flaherty